Zab_Exhibit 99.1  (FS December 31 2007) Form 6k May 2 2008

ZAB RESOURCES INC.

(An Exploration Stage Company)

Financial Statements

December 31, 2007 and 2006

(Canadian Dollars)

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

5

Notes to Financial Statements

6-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF ZAB RESOURCES INC.

 (An Exploration Stage Company)

We have audited the balance sheets of Zab Resources Inc. (an exploration stage company) as at December 31, 2007 and 2006 and the statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 13.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 17, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated April 17, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 17, 2008

ZAB RESOURCES INC.

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2007	2006

Assets
Current
Cash and cash equivalents (note 5)	$18,461	$57,144
Marketable securities (note 6)	983,321	1,575,498
GST receivable	14,672	1,436
Receivable from related party (note 10)	71,722	5,196

Total Current Assets	1,088.176	1,639,274
Mineral Properties (note 8)	378,369	318,520
Reclamation Deposit (note 5)	10,000	10,000
Furniture and Equipment (note 7)	0	3,671

Total Assets	$1,476,545	$1,971,465

Liabilities
Current
Accounts payable and accruals	$287,683	$73,117
Payable to related parties (note 10)	27,729	22,567

Total Liabilities	315,412	95,684

Stockholders’ Equity
Capital Stock (note 9)	23,004,615	22,769,784
Contributed Surplus	432,197	213,850
Accumulated Other Comprehensive Loss	(491,660)	0
Deficit	(21,784,019)	(21,107,853)

Total Stockholders’ Equity	1,161,133	1,875,781

Total Liabilities and Stockholders’ Equity	$1,476,545	$1,971,465

Commitment (note 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Operations

Years Ended December 31

(Canadian Dollars)

		2007	2006	2005

Expenses
Management fees (note 10(b))		$360,000	$360,000	$300,000
Directors’ compensation (note 9(d))		208,547	0	0
Legal, accounting and audit		89,672	70,953	30,563
Salaries and benefits		54,163	67,817	49,717
Office and miscellaneous		37,132	10,407	13,024
Directors’ fees		15,006	30,012	15,006
Regulatory and transfer fees		11,367	7,766	20,696
Finance, interest and foreign exchange		4,381	2,166	16,106
Rent		4,000	6,000	6,000
Shareholder communication		2,690	4,409	1,069
Mineral license fees		2,036	2,139	2,212
Telephone, Travel, meals and entertainment		1,309	8,128	8,290
Amortization		0	820	5,406

Loss Before Other Items		(790,303)	(570,617)	(468,089)

Other Items
Gaming royalties (note 3(j))		0	219,160	484,804
Interest income		822	496	1,225
Write-down of furniture and equipment		(3,671)	0	0
Unrealized loss of marketable securities		0	(1,058,892)	0
Write-down of mineral properties (note 8)		(15,428)	(4,857)	0
Realized gain (loss) on sale of securities, net		109,454	(64,846)	105,786
Sale of three card games software (note 10(e))		0	2,401,200	0

		91,177	1,492,261	591,815

Income (Loss) Before Income Tax		(699,126)	921,644	123,726
Future Income Tax Recovery (note 12)		22,960	46,062	56,992

Net Income (Loss) for Year		$(676,166)	$967,706	$180,718

Basic Earnings (Loss) Per Common Share		$(0.03)	$0.05	$0.01
Diluted Earnings Per Share	$	N/A	$0.05	$0.01

Weighted Average Number of Common Shares Outstanding (note 9(e))		23,185,142	19,241,150	17,097,200

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

					Accumulated
					Other	Total
	Capital Stock			Contributed	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Surplus	Loss	Equity
Balance, December 31, 2004	17,030,300	$ 22,662,838	$ (22,256,277)	$ 213,850	$ 0	$ 620,411
Net income for year	0	0	180,718	0	0	180,718
Shares issued for cash
Private placement flow-through common shares	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(56,992)	0	0	0	(56,992)

Balance, December 31, 2005	18,905,300	22,680,846	(22,075,559)	213,850	0	819,137
Net income for year	0	0	967,706	0	0	967,706
Shares issued for cash
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Exercise of flow-through warrants	1,875,000	75,000	0	0	0	75,000
Income tax effect of flow-through share renouncement	0	(46,062)	0	0	0	(46,062)

Balance, December 31, 2006

Net loss for year	0	0	(676,166)	0	0	(676,166)
Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	0	0	0	0	(491,660)	(491,660)

Total other comprehensive income	0	0	(676,166)	0	(491,660)	(1,167,826)

Shares issued for cash
Private placement	3,000,000	140,625	0	0	0	140,625
Exercise of flow-through warrants	400,000	20,000	0	0	0	20,000
Private placement flow-through common shares	1,200,000	60,000	0	0	0	60,000
Shares issued for non-cash
Shares for debt settlement	743,320	37,166	0	0	0	37,166
Income tax effect of flow-through share renouncement	0	(22,960)	0	0	0	(22,960)
Stock-based compensation	0	0	0	218,347	0	218,347

Balance, December 31, 2007	27,323,620	$23,004,615	$(21,784,019)	$432,197	$(491,660)	$ 1,161,133

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss)	$(676,166)	$967,706	$180,718
Items not involving cash
Amortization	0	820	5,406
Stock-based compensation	218,347	0	0
Write-down of marketable securities	0	1,058,892	0
Loss (gain) on sale of securities	(109,454)	64,846	(105,786)
Write-off of mineral properties	15,428	4,857	0
Sale of three card games software	0	(2,401,200)	0
Write-off of furniture and equipment	3,671	0	0
Future income tax recovery	(22,960)	(46,062)	(56,992)

Changes in non-cash working capital (note 11)	41,056	133,371	179,818

Cash Provided by (Used in) Operating Activities	(530,078)	(216,770)	203,164

Financing Activity
Issue of shares, net of issue costs	220,625	135,000	75,000

Investing Activities
Proceeds on sale of marketable securities	209,971	93,059	152,217
Investment in mineral property	(67,971)	(97,037)	(259,407)
Option payments received for mineral property	128,770	65,000	0
Reclamation deposits	0	(7,000)	(3,000)
Purchase of marketable securities	0	(90,000)	(280,570)

Cash Provided By (Used in) Investing Activities	270,770	(35,978)	(390,760)

Outflow of Cash
Cash and Cash Equivalents, Beginning of Year	57,144	174,892	287,488

Cash and Cash Equivalents, End of Year	$18,461	$57,144	$174,892

Supplemental Information (note 11)

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. (“Bronx”) to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, with the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Prior to the adoption of the new standard, the Company recorded its marketable securities at the lower of cost and market value at the balance sheet date.

On the date of adoption, the Company re-measured its financial assets and liabilities as appropriate. There was no impact on the financial statements arising from the adoption of the standard. In accordance with this standard, prior period financial statements have not been restated.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Comprehensive income

Effective January 1, 2007, the Company adopted Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income consists of unrealized gains and losses that under generally accepted accounting principles are required to be recognized in a period but excluded from net income for that period. The Company has included a comprehensive loss calculation in the statement of stockholders’ equity.

(e)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

(f)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis at the rate of 20% per annum.

(h)

Asset retirement obligations

The Company recognizes an estimate of the liabilities associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(i)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(k)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(m)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability as disclosed in note 12.

(n)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS

(a)

Financial instruments

The Company has designated its cash and cash equivalents as held-to-maturity; marketable securities as available-for-sale; accounts receivable and notes receivable as loans and receivables; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

(b)

Fair value

Prior to the adoption of Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

(c)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(d)

Concentrations of credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits as the funds are held in a recognized financial institution.

(e)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to fluctuations in their market value and the possibility of being delisted from public trading, resulting in potential losses to the Company. Currently the total amount exposed to market risk is $983,321.

5.

TERM DEPOSITS

The following term deposits were held by the Company at December 31, 2007 and 2006.

Interest rate	Maturity Date	Face Value

Included as cash and cash equivalents
2.60%	January 24, 2008	$2,000
Prime – 2.01%	November 17, 2008	11,500

		$13,500

Included as reclamation deposit
2.86%	March 17, 2008	$3,000
2.20%	May 5, 2008	7,000

		$10,000

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

6.

MARKETABLE SECURITIES

The Company’s marketable securities comprise equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices of the securities at December 31, 2007 and 2006. Prior to the adoption of Section 3855 (note 3(c)), the Company recorded unrealized gains and losses on marketable securities through net income.

	2007	2006

Marketable securities (cost - $2,483,115; 2006 - $2,634,390)	$983,321	$1,575,498

The Company owns 7,564,006 shares (7.4%) of the total outstanding shares in the capital of Las Vegas, a publicly traded related party, as of December 31, 2007 (2006 – 7,886,006 shares or 7.9%), 6,670,000 of these shares were acquired through the sale of the three card games software (note 10(e)).

As at December 31, 2006, the Company owned 2,500,000 shares of Colt Resources Inc (formerly Colt Capital Corp.) (“Colt”), which represented 9.3% of the total issued and outstanding shares of that company. Colt is related to the Company by certain common officers and directors.  During the year ended December 31, 2007, the Company sold all its Colt shares for a net gain of $99,011.

7.

FURNITURE AND EQUIPMENT

	2007
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$126,494	$0

	2006
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,823	$3,671

During 2007, the Company determined the furniture and equipment no longer held any value and wrote-off the remaining $3,671 carrying value of the asset.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the  Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On September 8, 2006, the Company entered into an Option Agreement with Colt whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES (Continued)

Extra High Property (Continued)

Investment in the Extra High Property consists of costs incurred as follows:

				Cumulative
				to
	2007	2006	2005	2007

Acquisition (property option payments)	$60,000	$45,000	$30,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	4,303	5,113	10,311
Geological, geochemical, trenching and drilling	134,727	36,770	224,294	408,189
Colt property option payments	(128,770)	(65,000)	0	(193,770)

	$65,957	$21,073	$259,407	$378,369

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  Upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers  with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures. Should a Joint Venturer fail to make its proportionate share of expenditures, its interest will be dilulted.   Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

At January 31, 2008, the Company held a 33% interest in the Extra High Property.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

8.

MINERAL PROPERTIES (Continued)

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At the 2007 year-end, the Company decided to abandon the property and has written it off.

				Cumulative
				to
	2007	2006	2005	2007

Staking	$0	$3,974	$0	$3,974
Geological and geochemical	9,320	2,134	0	11,454
Abandonment of property	(15,428)	0	0	(15,428)

	$(6,108)	$6,108	$0	$0

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At the 2006 year-end, this amount was written off as the Company decided to abandon the property.

9.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

All common shares and per share amounts prior to December 31, 2006 have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 (note 1).

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consists of one common share and one non-transferable share purchase warrant, which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST  Effective as of June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

During 2006, the Company issued 1,200,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share until December 31, 2007.  During 2007, 400,000 of the flow-through share warrants were exercised at $0.05 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 800,000 flow-through share warrants have expired.

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of 12 months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 per common share for total proceeds of $75,000.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

Warrants

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2005	4,732,100	$0.14
Issued	1,200,000	$0.05
Exercised	(1,875,000)	$0.04
Expired	(2,857,100)	$0.14

Balance, December 31, 2006		$0.05
Issued	4,200,000	$0.05 and US 0.10
Exercised	(400,000)	$0.05
Expired	(800,000)	$0.05

Balance, December 31, 2007	4,200,000	$0.05 – US 0.10

At December 31, 2007 and 2006, the following warrants were outstanding and exercisable.

		Exercise	Number of Shares
Expiry Date		Price	2007	2006

December 31, 2007		$0.05	0	1,200,000
October 8, 2008	$	US 0.10	2,400,000	0
December 20, 2008	$	US 0.10	600,000	0
December 31, 2008		$0.05	1,200,000	0

Balance, end of year		$0.05 and US 0.10	4,200,000	1,200,000

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, provides for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

	Number of Shares		Weighted Average Exercise Price

Balance, December 31, 2005 and 2006	0	$	N/A
Granted	4,456,060		$0.05

Balance, December 31, 2007	4,456,060		$0.05

At December 31, 2007, the following stock options were outstanding and exercisable.  All options vested immediately upon granting.

	Exercise	Number of Shares
Expiry Date	Price	2007	2006

June 15, 2011	$0.05	4,456,060	0

Balance, end of year	$0.05	4,456,060	0

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $9,800 (2006 - $nil; 2005 - $nil) was recognized as salaries and benefits, and $208,547 (2006 - $nil; 2005 - $nil) was recognized as directors’ fees and compensation in 2007.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006	2005

Expected life (years)	4	N/A	N/A
Interest rate	4.65%	N/A	N/A
Volatility	122.31%	N/A	N/A
Dividend yield	0.00%	N/A	N/A

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(e)

Diluted earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(l)):

	2007	2006	2005

Weighted average number of common shares outstanding – Basic	23,185,142	19,241,150	17,097,200
Pro-rated dilutive warrants	N/A	22,000	27,700
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of common shares outstanding - Diluted	23,185,142	19,263,150	17,124,900

10.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due/from related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	2007	2006

Receivable from related parties
Payroll expenses charged to Las Vegas	$0	$5,196
Joint venture expenses	71,722	0

	$71,722	$5,196

Payable to related parties
Rent charged from Las Vegas	$318	$530
Office and other expenses charged from Las Vegas	1,776	0
Advertising expenses paid for by Colt	1,325	0
Directors’ fees	0	21,560
Geological services to a company owned by a director	24,310	477

	$27,729	$22,567

Related party transactions during the year:

(a)

Geological services of $33,797 (2006 - $33,750; 2005 - $77,815) were provided by a company owned by a director.

(b)

Management fees of $360,000 (2006 - $360,000; 2005 - $300,000) were paid to a company related by common management and directors.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(c)

The Company received gaming royalties of $nil (2006 - $219,160; 2005 - $484,804) from Las Vegas, from the Company’s investment in online gaming software.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(e)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.

(f)

Directors’ fees of $15,006 (2006 - $30,012; 2005 - $15,006) were paid to two directors.

(g)

The Company entered into debt settlement agreements with two directors in regards to directors’ fees payable (note 9(b)).

(h)

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

(i)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

(j)

The shares of Colt began trading on the CNQ on March 1, 2007 and the Company sold all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

(k)

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses of $nil (2006 - $322,629; 2005 - $205,608); and

(ii)

other expenses of $4,061 (2006 - $nil; 2005 - $1,455);

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(k)

Paid to the Company (Continued)

Paid to related parties:

Las Vegas charged the Company for its share of:

(iii)

office expenses of $12,000 (2006 - $nil; 2005 - $nil);

(iv)

rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

(v)

other expenses of $504 (2006 - $244; 2005 - $nil);

Colt charged the Company for its share of:

(vi)

other expenses of $1,250 (2006 - $nil; 2005 - $nil).

(l)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (note 8).

(m)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (note 8).

11.

CHANGES IN NON-CASH WORKING CAPITAL

	2007	2006	2005

GST receivable	$(13,236)	$13,922	$(15,358)
Receivable from related parties	(66,526)	55,902	196,631
Payables and accruals	115,656	49,489	(762)
Payable to related parties	5,162	14,058	(693)

	$41,056	$133,371	$179,818

Supplemental information
Interest paid	$0	$0	$13,337

Non-cash operating, financing and investing activities:
Shares issued for settlement of debt	$37,166	$0	$0
Shares received for purchase of three card games software	$0	$2,401,200	$0
Mineral property costs included in accounts payable	$136,076	$0	$0

12.

INCOME TAXES

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

12.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006	2005

	34.12%	34.12%	35.62%
Income tax benefit (expense) computed at Canadian statutory rates	$230,707	$(330,181)	$(64,372)
Temporary tax differences	(1,253)	(280)	(1,926)
Permanent tax differences	6,477	5,431	5,670
Tax effect of expenses/(gains) that are not deductible/taxable for income tax purposes	(52,495)	(750,888)	(24,734)
Tax rate variation	298,830	0	0
Tax effect of flow-through share renouncement	22,960	46,062	56,992
Utilized (unrecognized) tax losses	(482,266)	1,075,918	85,362

Future income tax recovery	$22,960	$46,062	$56,992

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$187,000	$221,000
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	670,000	831,000
Excess of tax value over book value of marketable securities	431,000	383,000
Share issue costs	6,000	8,000
Net tax losses carried forward	408,000	411,000

Future income tax assets	1,702,000	1,854,000
Valuation allowance for future income tax assets	(1,702,000)	(1,854,000)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized and consequently have not been recorded in these financial statements.

In December 2007, the Company renounced $80,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $22,960, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $22,960.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

12.

INCOME TAXES (Continued)

In December 2006, the Company renounced $135,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $46,062, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $46,062.

In December 2005, the Company renounced $160,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $56,992, which is deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability, which resulted in a future income tax recovery of $56,992.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.  As at December 31, 2007, the amount of flow-through proceeds remaining to be expended is $66,242 (2006 - $127,996).

The Company has available approximate non-capital losses of $1,424,000 that may be carried forward to apply against future income for Canadian tax purposes.  The benefit of these losses has not been recorded in these financial statements. The losses expire as follows:

2008	$319,000
2009	439,000
2010	105,000
2027	561,000

$1,424,000

The Company has available approximate resource-related deductions of $2,715,000 that may be carried forward indefinitely.

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

US accounting pronouncements

(i)

FAS 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There is no expected impact on the Company’s financial statements.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

US accounting pronouncements (Continued)

(ii)

FAS 159, Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. There is no expected impact on the Company’s financial statements.

(iii)

FIN 48, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. There is no expected impact on the Company’s financial statements.

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(b)

(Continued)

(i)

(Continued)

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and their eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves, mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

At December 31, 2007, and pursuant to its agreements with Colt, the Company has received acquisition payments on the Extra High Property in excess of the acquisition costs paid for the Extra High Property, resulting in a gain of $43,770 under US GAAP.

(ii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

(iii)

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year. The transitional provisions require re-measurement of its assets and liabilities classified as available-for-sale with an adjustment to other comprehensive income at the beginning of the fiscal year. Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once these securities are sold.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2007	2006

Total Assets for Canadian GAAP	$1,476,545	$1,971,465
Write-off of mineral properties under US GAAP	(378,369)	(293,520)

Total Assets for US GAAP	$1,098,176	$1,677,945
	2007	2006

Total Liabilities for Canadian GAAP and US GAAP	$315,412	$95,684

Total Equity for Canadian GAAP	1,161,133	1,875,781
Adjustment decreasing total equity
Change in mineral property	(378,369)	(293,520)

Total Equity for US GAAP	782,764	1,582,261

Total Liabilities and Equity for US GAAP	$1,098,176	$1,677,945

	2007	2006	2005

Net Income (Loss) for Canadian GAAP	$ (676,166)	$ 967,706	$ 180,718
Adjustments increasing total net income (loss)
Gain from mineral property option payments	43,770	0	0
US GAAP adjustment for mineral expenditures	(128,619)	(47,181)	(229,407)
Unrealized gain on marketable securities	0	0	265,701
Adjustment of losses (gains) reported in prior years’ US income and in current year Canadian income	(108,916)	837,517	(33,147)
Future income tax recovery	(22,960)	(46,062)	(56,992)

Net Income (Loss) for US GAAP	$ (892,891)	$1,711,980	$126,873

		2007	2006	2005

Earnings (loss) per common share
Canadian GAAP - Basic		$(0.03)	$0.05	$0.01
US GAAP - Basic		$(0.04)	$0.02	$0.00
Canadian GAAP - Diluted	$	N/A	$0.05	$0.01
US GAAP - Diluted	$	N/A	$0.02	$0.00

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2007	2006	2005

Stockholders’ Equity
Total Common Shares and Additional Paid-in Capital for Canadian GAAP	$ 23,004,615	$ 22,769,784	$ 22,680,846
Cumulative adjustment for stock-based compensation	432,197	213,850	213,850
Cumulative adjustment for future income tax recovery	126,014	103,054	56,992

Total Common Shares and Additional Paid-in Capital for US GAAP	23,562,826	23,086,688	22,951,688

Total Contributed Surplus for Canadian GAAP	432,197	213,850	213,850
Cumulative adjustment for stock-based compensation	(432,197)	(213,850)	(213,850)

Total Contributed Surplus for US GAAP	0	0	0

Total Comprehensive Income for Canadian GAAP	(491,660)	0	0
Cumulative adjustment for comprehensive income	(1,008,134)	(1,117,050)	0

Total Comprehensive Income for US GAAP	(1,499,794)	(1,117,050)	0

Total Deficit for Canadian GAAP	(21,784,019)	(21,107,853)	(22,075,559)
Cumulative adjustment for US GAAP	503,751	720,476	(23,798)

Total Deficit for US GAAP	(21,280,268)	(20,387,377)	(22,099,357)

Total Stockholders’ Equity - US GAAP	$ 782,764	$ 1,582,261	$ 852,331

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

The following disclosure related to available-for-sale securities is required under US GAAP.

Available-for-sale securities consist of the following:

December 31, 2007
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income

Common stock	$ 983,321	$ 0	$ (1,499,794)

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2007	2006	2005

Cash provided by (used in) operating activities for Canadian GAAP	$(530,078)	$(216,770)	$203,164
US GAAP adjustment for mineral expenditures	(7,971)	(2,037)	(229,407)

Cash used in operating activities for US GAAP	$(538,049)	$(218,807)	$(26,243)

Cash used in investing activities for Canadian GAAP	$(270,700)	$(35,978)	$(390,760)
US GAAP adjustment for mineral expenditures	7,971	2,037	229,407

Cash used in investing activities for US AAP	$(262,729)	$(33,941)	$(161,353)

14.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2008 and is renewable.

15.

FUTURE ACCOUNTING PRONOUNCEMENT

(a)

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

•

Section 3862, “Financial Instruments ‐ Disclosures”

•

Section 3863, “Financial Instruments ‐ Presentation”

•

Section 1535, “Capital Disclosures”.

Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments – Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The Company is currently evaluating the impact of adoption of this new section.

See notes to financial statements.

ZAB RESOURCES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

15.

FUTURE ACCOUNTING PRONOUNCEMENT (Continued)

(b)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(c)

Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The Company is in the process of assessing the impact of this new section on its financial statements.

See notes to financial statements.